

Mail Stop 4720

February 17, 2017

<u>Via E-mail</u>
Roberto Jesus Valdes
President, Principal Executive Officer and Director
International Land Alliance, Inc.
350 10th Ave.
Suite 1000
San Diego, CA 92101

> **Re: International Land Alliance, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed February 3, 2017**
> **File No. 333-209484**

Dear Mr. Valdes:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 7, 2016 letter.

<u>Management's Discussion and Analysis of Financial Condition . . . , page 18</u>

1.   Please refer to comment 2. Please note that the purpose of Management's Discussion and Analysis (MD&A) is to provide information necessary to a reader's understanding of the registrant's financial condition, changes in financial condition and results of operations, as required by Item 303(a) of Regulation S-K. Specifically, where the consolidated financial statements reveal material changes from year to year in one or more line items, the registrant shall discuss the underlying reason(s) for the changes to assist in understanding their business. In this regard, please revise your MD&A to provide a robust discussion of your financial statements as previously requested.

Oasis Park, page 24

2.   We note your response to comment 20. We also note your revised disclosure that you have received approximately $1,059,000 from the sale of 35 lots and have also issued 2,126,486 shares of restricted stock to the lot purchasers as an inducement to purchase the lots. Please address the following:

- Revise your filing to disclose the number of lot sales for each period since inception along with the corresponding sales revenue recorded. Please reconcile the total lot sales to revenues presented in your income statement.

- It appears based upon the table beginning on page 40 that the 2,126,486 shares of restricted stock issued as an inducement to purchase lots were valued at approximately $1,014,975. As a result it appears that the value of inducements provided almost equals the revenue recognized. Please revise your filing to explain when you determine to issue restricted stock as an inducement to purchase lots and how you account for lot sales made with restricted stock inducements. Additionally, please explain how you determine how many shares to issue for each lot sold as we note significant differences in share issuances to different buyers listed beginning on page 40.

- Tell us the amount of stock issuance expenses recorded for each period since inception and reconcile these amounts to those presented in your income statements for each period presented.

- Tell us how you considered the guidance in ASC 605-50-45 in determining whether the stock issuance expenses for each period should be recorded as a reduction of the selling price for each lot sold rather than as advertising and marketing expenses.

Change in Accountants, page 27

3.   We note your revised disclosure in response to comment 12. Please revise your filing to address the following:

- Clearly disclose whether K. Bryce Toussaint resigned, declined to stand for re-election or was dismissed as required by Item 304(a)(1)(i) of Regulation S-K.

- Please revise your disclosure to provide the correct date that Patrick D. Heyn, CPA, P.A. was retained as your new independent registered public accounting firm. The currently disclosed date is December 13, 2017.

- We note from the PCAOB registration website that effective January 1, 2017, Soles, Heyn & Company LLP succeeded to the registration status of Patrick D. Heyn CPA, P.A. Please revise your filing to disclose this change.

Management

Executive Compensation, page 30

4.   Please provide updated executive compensation disclosure for the latest fiscal year as required by Item 402 of Regulation S-K.

Audited Financial Statements

Consolidated Statement of Cash Flows, page F-4

5.   Please revise your Consolidated Statement of Cash Flows to ensure that amounts and corresponding totals are calculated and disclosed appropriately.

Note 2 – Summary of Significant Accounting Policies

Land and Cost of Lots, page F-7

6.   Please refer to comment 16. Please revise your filing to explain what costs are included and excluded from your determination of the cost of lots sold. Specifically, please tell us which of the planned expenses for the Oasis Park resort disclosed on page 19 will be included in your cost of lots sold. Please refer to ASC 970-340.

7.   As a related matter, we note your analysis provided as a supplement to comment 16. Please confirm if the Ensenada parcel of land represents your Valle Divino resort, which will not begin development until the third quarter of 2017. If so, please explain why these land costs are attributable to the overall cost of lot sales for your Oasis Park resort and revise your filing, as necessary.

Note 4 – Prepaid Expense, page F-10

8.   Please refer to comment 6. Please address the following:

•   Revise your footnote disclosure to clearly state that Grupo Valcas/Bajas Residents Club, S.A. de C.V. is a related party.

•   Tell us and revise to disclose how the $2,900,000 fee for services to be provided was determined, and specifically how you value the 100,000 shares of preferred stock at $2.8 million.

Interim Unaudited Financial Statements

General

9.   Please revise your filing to include updated financial statements pursuant to Rule 8-08 of Regulation S-X.

Shares of Common Stock Issued in Connection with Lot Sales in Oasis Park Resort, page 40

10.   We note the tabular disclosure of your common stock issued in connection with lot sales beginning on page 40 along with your footnote that the value of these shares were recorded as marketing expenses. Please confirm if these shares were issued only to purchasers of lots as we note several issuances of common stock to the same person or entities. Also, please reconcile these share issuances to those presented in your Statements of Stockholders Equity for fiscal years ended December 31, 2014, December 31, 2015, and your most recent interim period presented in your financial statements.

You may contact John A. Spitz, Staff Accountant, at (202) 551-3484 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin, Staff Attorney, at (202) 551-3552 or me at (202) 551-3338 with any other questions.

Sincerely,

/s/ Dietrich A. King

Dietrich A. King
Assistant Director
Office of Financial Services

cc: Jason Sunstein
        William T. Hart, Esq.